

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-253385
Amendment No. 1 dated September 29, 2023 to
Pricing Supplement dated November 27, 2013
(To Prospectus dated February 23, 2021 and
Prospectus Supplement dated February 23, 2021)

STRUCTURED INVESTMENTS

$26,429,000 Callable Leveraged Steepener Notes due December 4, 2028*

The notes offered are senior unsecured debt securities of HSBC USA Inc. ("HSBC"), do not guarantee any return of principal at maturity and have the terms described in the accompanying prospectus supplement and prospectus, as supplemented or modified by this pricing supplement. For the first year of the term of the notes, the notes will pay quarterly interest payments at a fixed rate of 10% per annum. After the first year, the notes will pay quarterly interest payments at a variable rate per annum equal to 4.6 times the difference, if any, between the 30-Year Constant Maturity Swap Rate less the 5-Year Constant Maturity Swap Rate, plus, commencing on the interest payment period starting on September 4, 2023, the additional payment described in "Additional Information About the Notes," subject to a cap of 10% per annum. The notes are callable at our option on December 4, 2014 and on December 6, 2021 for the Principal Amount. These long-dated notes are for investors who seek an opportunity to earn interest at a potentially above-market rate in exchange for the risk of receiving little or no interest on the notes and the risk of the notes being called by the issuer prior to the maturity date. **All payments on the notes are subject to the credit risk of HSBC.**

FINAL TERMS

Issuer:	HSBC USA Inc. ("HSBC")
Maturity date:	December 4, 2028, or if that day is not a business day, the next succeeding business day.
Aggregate principal amount:	$26,429,000
Payment at maturity:	On the maturity date, for each note, we will pay you the principal amount of your notes plus any accrued but unpaid interest.
Interest:	Interest will be paid quarterly and will accrue at the applicable interest rate set forth below. The interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months.
Interest rate:	For each interest payment period from and including the original issue date to but excluding the first anniversary of the original issue date (the "fixed rate payment period"): 10.00% per annum.
	For each interest payment period from and including the first anniversary of the original issue date to but excluding the maturity date (the "floating rate payment period"): a rate per annum equal to the greater of (a) the interest floor rate and (b) the reference rate multiplied by 4.6, plus, commencing on the interest payment period starting on September 4, 2023, the additional payment described in "Additional Information About the Notes" (the "Additional Payment"), subject to the interest cap rate. The interest rate with respect to each interest payment period during the floating rate payment period will be reset quarterly on the applicable interest determination date.
Reference rate:	The 30-Year Constant Maturity Swap Rate less the 5-Year Constant Maturity Swap Rate. On the June 1, 2023 interest determination date, the Reference Rate was 0% and will remain at 0% through the maturity date under the terms of the notes (without reference to the Additional Payment).
Additional payment rate:	Commencing on the interest payment period starting on September 4, 2023 and solely with respect to the Additional Payment, the 30-year USD SOFR Spread-Adjusted ICE Swap Rate less the 5-year USD SOFR Spread-Adjusted ICE Swap Rate.
Interest payment periods:	The period beginning on and including the original issue date and ending on but excluding the first interest payment date, and each successive period beginning on and including an interest payment date and ending on but excluding the next succeeding interest payment date.
Interest cap rate:	10.00% per annum
Interest floor rate:	0.00% per annum
Interest determination dates:	Two government securities business days immediately preceding the beginning of each interest payment period during the floating rate payment period.
30-Year Constant Maturity Swap Rate:	The 11:00 a.m. fix of the 30-Year Constant Maturity Swap Rate as published on Reuters page "ISDAFIX1" on the applicable interest determination date. If, on any interest determination date, the 30-Year Constant Maturity Swap Rate cannot be so determined, the calculation agent will determine the 30-Year Constant Maturity Swap Rate in accordance with the procedures set forth under "Description of Notes—CMS Rate Notes" in the accompanying prospectus supplement.
5-Year Constant Maturity Swap Rate:	The 11:00 a.m. fix of the 5-Year Constant Maturity Swap Rate as published on Reuters page "ISDAFIX1" on the applicable interest determination date. If, on any interest determination date, the 5-Year Constant Maturity Swap Rate cannot be so determined, the calculation agent will determine the 5-Year Constant Maturity Swap Rate in accordance with the procedures set forth under "Description of Notes—CMS Rate Notes" in the accompanying prospectus supplement.
Call feature:	The notes are redeemable at our option, in whole, but not in part, on the call dates, upon notice on or before the call notice dates, at an amount that will equal the principal amount of your notes plus accrued but unpaid interest up to, but excluding, the applicable call date. If the notes are called prior to the maturity date, you will be entitled to receive only the principal amount of the notes and any interest payment in respect of Interest payment dates ended on or before the applicable call date. In this case, you will lose the opportunity to continue to be paid interest in respect of interest payment dates ending after the applicable call date.
Call dates:	December 4, 2014 and December 6, 2021.
Call notice date:	10 business days prior to the applicable call date.
Interest payment dates:	The 4th calendar day of each March, June, September and December, commencing on March 4, 2014, up to and including the maturity date, provided that if any such day is not a business day, the relevant interest payment shall be made on the next succeeding business day and no additional interest will accrue for the applicable interest payment period from and after the originally scheduled interest payment date. If the maturity date falls on a date that is not a business day, payment of the Interest and principal will be made on the next succeeding business day, and no interest will accrue for the period from and after the originally scheduled maturity date.
Business day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.
Government securities business day:	Any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note
Pricing date:	November 27, 2013
Original issue date:	December 4, 2013 (4 business days after the pricing date)
Estimated initial value:	The estimated initial value of the notes is less than the price you pay to purchase the notes. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market, if any, at any time. The estimated initial value was calculated on the pricing date. See "Risk Factors—The estimated initial value of the notes, which was determined by us on the pricing date, is less than the price to public and may differ from the market value of the notes in the secondary market, if any."
CUSIP:	40432XNT4
ISIN:	US40432XNT45
Listing:	The notes will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See "Supplemental plan of distribution (conflicts of interest)".

Commissions and Issue Price:	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Notes	$1,000	$35	$965
Total	$26,429,000	$925,015	$25,503,985

* On June 30, 2023, the Constant Maturity Swap Rate ceased publication. This note is being amended to add the Additional Payment and to add supplemental disclosure to "Additional Information About the Notes – Tax Considerations. Other than the addition of the Additional Payment and related changes described in this amended pricing supplement, all other terms of the notes remain as described in the Pricing Supplement dated November 27, 2013.

[1] *HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of $35 per $1,000 stated principal amount and will pay the entire fee to Morgan Stanley Wealth Management as a fixed sales commission of $35 for each note they sell. See "Supplemental plan of distribution (conflicts of interest)."*

The estimated initial value of the notes as of the pricing date is $913.60 per notes, which is less than the price to public. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated initial value" above and "Risk Factors" beginning on page 4 of this document for additional information.
Investment in the notes involves certain risks. See "Risk Factors" beginning on page 4 of this pricing supplement and page S-1 of the accompanying prospectus supplement.
Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved the notes, or determined that this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling toll-free 1-866-811-8049.
You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.
The prospectus supplement dated February 23, 2021 at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm
The prospectus dated February 23, 2021 at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm
The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

Investment Summary
Callable Leveraged Steepener Notes due December 4, 2028

The Callable Leveraged Steepener Notes due December 4, 2028 (the "notes") are debt securities of HSBC. In the first year of their term, the notes pay interest at a rate of 10.00% per annum. Beginning December 4, 2014, the notes pay interest at a variable rate per annum equal to the greater of (a) the interest floor rate and (b) the reference rate multiplied by 4.6, plus, commencing on the interest payment period starting on September 4, 2023, the Additional Payment, subject to the interest cap rate. The interest rate with respect to each interest payment period during the floating rate payment period will be reset quarterly on the applicable interest determination date. If the sum of (a) the 30-Year Constant Maturity Swap Rate minus the 5-Year Constant Maturity Swap Rate plus (b) the Additional Payment is less than or equal to 0.00% on the applicable interest determination date, the floating interest rate will be 0.00% and no interest will accrue on the notes for the related interest period. All payments on the notes are subject to the credit risk of HSBC.

Maturity:	Approximately fifteen years, unless the notes are called
Interest rate:	For the fixed rate payment period: 10.00% per annum.
	For the floating rate payment period: a rate per annum equal to the greater of (a) the interest floor rate and (b) the reference rate multiplied by 4.6, plus, commencing on the interest payment period starting on September 4, 2023, the Additional Payment, subject to the interest cap rate. The interest rate with respect to each interest payment period during the floating rate payment period will be reset quarterly on the applicable interest determination date.
Reference rate:	The 30-Year Constant Maturity Swap Rate less the 5-Year Constant Maturity Swap Rate; commencing on the interest payment period starting on September 4, 2023. On the June 1, 2023 interest determination date, the Reference Rate was 0% and will remain at 0% through the maturity date under the terms of the notes (without reference to the Additional Payment).
Additional payment rate:	Solely with respect to the Additional Payment, the 30-year USD SOFR Spread-Adjusted ICE Swap Rate less the 5-year USD SOFR Spread-Adjusted ICE Swap Rate.
Interest cap rate:	10.00% per annum
Interest floor rate:	0.00% per annum
Call feature:	The notes are redeemable at our option, in whole, but not in part, on the call dates, upon notice on or before the call notice dates, at an amount that will equal the principal amount of your notes plus accrued but unpaid interest up to, but excluding, the applicable call date. If the notes are called prior to the maturity date, you will be entitled to receive only the principal amount of the notes and any interest payment in respect of interest payment dates ended on or before the applicable call date. In this case, you will lose the opportunity to continue to be paid interest in respect of interest payment dates ending after the applicable call date.
Call dates:	December 4, 2014 and December 6, 2021.

Hypothetical Examples

During the fixed rate payment period, from and including the original issue date to but excluding the first anniversary of the original issue date, the notes will pay interest at a rate of 10.00% per annum, and on each interest payment date during the fixed rate payment period you will receive an interest payment in the amount of $25.00 per $1,000 in principal amount of the notes.

During the floating rate payment period, the notes will pay interest at a rate equal to the reference rate times 4.6, subject to the interest cap rate. However, in no case will the notes pay interest at a rate that is less than the interest floor rate. The reference rate is equal to the 30-Year Constant Maturity Swap Rate minus the 5-Year Constant Maturity Swap Rate. Commencing on the interest payment period starting on September 4, 2023 and solely with respect to the Additional Payment, the additional payment rate will be equal to the 30-year USD SOFR Spread-Adjusted ICE Swap Rate less the 5-year USD SOFR Spread-Adjusted ICE Swap Rate. The following scenario analysis and examples are provided for illustrative purposes only and are purely hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the reference rate or additional payment rate, and we cannot predict the reference rate or additional payment rate on any interest determination date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the reference rate or additional payment rate. The numbers set forth in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the interest determination for $1,000.00 in principal amount of the notes, assume that there are 90 days in each quarterly period and reflect the interest cap rate of 10.00% per annum and the interest floor rate of 0.00% per annum.

Hypothetical Reference Rate or Additional Payment Rate	Interest Floor Rate	Interest Cap Rate	Hypothetical Interest Rate Per Annum (Reference Rate or Additional Payment Rate x 4.6, subject to the Interest Cap Rate and Interest Floor Rate)	Hypothetical Interest Payment
5.00%	0.000%	10.00%	10.00%	$25.000
4.00%	0.000%	10.00%	10.00%	$25.000
3.00%	0.000%	10.00%	10.00%	$25.000
2.35%	0.000%	10.00%	10.00%	$25.000
2.00%	0.000%	10.00%	9.02%	$23.000
1.75%	0.000%	10.00%	8.05%	$20.125
1.50%	0.000%	10.00%	6.90%	$17.250
1.20%	0.000%	10.00%	5.52%	$13.800
1.10%	0.000%	10.00%	5.06%	$12.650
1.00%	0.000%	10.00%	4.60%	$11.500
0.80%	0.000%	10.00%	3.68%	$9.200
0.70%	0.000%	10.00%	3.22%	$8.050
0.50%	0.000%	10.00%	2.30%	$5.750
0.40%	0.000%	10.00%	1.84%	$4.600
0.30%	0.000%	10.00%	1.38%	$3.450
0.20%	0.000%	10.00%	0.92%	$2.300
0.10%	0.000%	10.00%	0.46%	$1.150
0.00%	0.000%	10.00%	0.00%	$0.000
-1.00%	0.000%	10.00%	0.00%	$0.000
-2.00%	0.000%	10.00%	0.00%	$0.000
-3.00%	0.000%	10.00%	0.00%	$0.000
-5.00%	0.000%	10.00%	0.00%	$0.000
-10.00%	0.000%	10.00%	0.00%	$0.000

Example 1: On an interest determination date, the reference rate or additional payment rate times 4.6 is equal to 2.00%. Because the reference rate or additional payment rate times 4.6 is 2.00%, which is less than the interest cap rate, the interest rate for the corresponding interest payment date during the floating rate payment period is 2.00% per annum, and the interest payment on that interest payment date would be $5.00 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 × Interest Rate × 90/360
= $1,000 × 2.00% × 90/360
= $5.00

Example 2: On an interest determination date, the reference rate or additional payment rate times 4.6 is equal to 15.00%. because the reference rate or additional payment rate times 4.6 is 15.00%, which is greater than the interest cap rate, the interest rate for the corresponding interest payment date during the floating rate payment period is equal to the interest cap rate of 10.00% per annum, and the interest payment on that interest payment date would be $25.00 per $1,000 in principal amount of the notes, the maximum interest payment on the notes, calculated as follows:

$1,000 × Interest Rate × 90/360
= $1,000 × 10.00% × 90/360
= $25.00

Example 3: on an interest determination date, the reference rate or additional payment rate times 4.6 is equal to -1.00%. because the reference rate or additional payment rate times 4.6 is - 1.00%, which is less than the interest floor rate of 0.00%, the interest rate for the corresponding interest payment date during the floating rate payment period is equal to the interest floor rate of 0.00% per annum, and the interest payment on that interest payment date would be $0.00 per $1,000 in principal amount of the notes:

$1,000 × Interest Rate × 90/360
= $1,000 × 0.00% × 90/360
= $0.00

Risk Factors

We urge you to read the section "Risk Factors" on page S-1 of the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the 30-Year Constant Maturity Swap Rate or the 5-Year Constant Maturity Swap Rate. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the following section:

"— Risks relating to all note issuances" in the prospectus supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

- **The amount of interest payable quarterly during the floating rate payment period is uncertain and could be equal to the interest floor rate.** You will receive a quarterly interest payment on each interest payment date during the floating rate payment period that accrues at a rate per annum equal to the reference rate or additional payment rate times 4.6, subject to the interest cap rate of 10.00% per annum and the interest floor rate of 0.00% per annum. The 30-Year Constant Maturity Swap Rate and the 5-Year Constant Maturity Swap Rate, on which the reference rate is based, and the 30-year USD SOFR Spread-Adjusted ICE Swap Rate and the 5-year USD SOFR Spread-Adjusted ICE Swap Rate, on which the additional payment rate is based, may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to those factors. The effect that any single factor may have on the 30-Year Constant Maturity Swap Rate, the 5-Year Constant Maturity Swap Rate, the 30-year USD SOFR Spread-Adjusted ICE Swap Rate or the 5-year USD SOFR Spread-Adjusted ICE Swap Rate may be partially offset by other factors. We cannot predict the factors that may cause the 30-Year Constant Maturity Swap Rate, the 5-Year Constant Maturity Swap Rate, the 30-year USD SOFR Spread-Adjusted ICE Swap Rate or the 5-year USD SOFR Spread-Adjusted ICE Swap Rate to increase or decrease. A decrease in the 30-Year Constant Maturity Swap Rate or the 30-year USD SOFR Spread-Adjusted ICE Swap Rate, as applicable, during the floating rate payment period may result in a reduction of the applicable interest rate, as may an increase in the 5-Year Constant Maturity Swap Rate or the 5-year USD SOFR Spread-Adjusted ICE Swap Rate, as applicable. The quarterly interest rate on the notes after December 4, 2014 may be equal to the interest floor rate of 0.00%, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. You should consider, among other things, the overall potential annual interest rate to maturity of the notes as compared to other investment alternatives.

- **The notes are not ordinary debt securities and the interest rate is not fixed for any floating rate payment period and is variable.** The interest rate is not fixed for any floating rate payment period but will vary depending on the reference rate and additional payment rate, subject to the interest cap rate, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. The variable interest rate on the notes, while determined, in part, by reference to the 30-Year Constant Maturity Swap Rate and the 5-Year Constant Maturity Swap Rate, or the 30-year USD SOFR Spread-Adjusted ICE Swap Rate and the 5-year USD SOFR Spread-Adjusted ICE Swap Rate, as applicable, does not actually pay at either such rate. We have no control over any fluctuations in the 30-Year Constant Maturity Swap Rate, the 5-Year Constant Maturity Swap Rate, the 30-year USD SOFR Spread-Adjusted ICE Swap Rate or the 5-year USD SOFR Spread-Adjusted ICE Swap Rate.

- **The notes are not ordinary debt securities, and the reference rate and additional payment rate determination presents different investment considerations than fixed rate notes**. If general interest rates rise significantly, you may not expect to earn the interest cap rate during any floating rate payment period because of the method for determining the reference rate. The reference rate is determined by taking the 30-Year Constant Maturity Swap Rate and subtracting the 5-Year Constant Maturity Swap Rate, and the additional payment rate is determined by taking the 30-year USD SOFR Spread-Adjusted ICE Swap Rate and subtracting the 5-year USD SOFR Spread-Adjusted ICE Swap Rate. The 30-Year Constant Maturity Swap Rate must exceed the 5-Year Constant Maturity Swap Rate, or the 30-year USD SOFR Spread-Adjusted ICE Swap Rate must exceed the 5-year USD SOFR Spread-Adjusted ICE Swap Rate, as applicable, in order for you to earn an interest rate above the interest floor rate. Additionally, increases in the 30-Year Constant Maturity Swap Rate may be offset by corresponding increases in the 5-Year Constant Maturity Swap Rate, and increases in the 30-year USD SOFR Spread-Adjusted ICE Swap Rate may be offset by corresponding increases in the 5-year USD SOFR Spread-Adjusted ICE Swap Rate, as applicable. You may not benefit from an increase in the 30-Year Constant Maturity Swap Rate if the 5-Year Constant Maturity Swap Rate increases similarly, nor may you benefit from an increase in the 30-year USD SOFR Spread-Adjusted ICE Swap Rate if the 5-year USD SOFR Spread-Adjusted ICE Swap Rate increases similarly, as applicable. When determining whether to invest in the notes, you should not focus on the interest cap rate. You should instead focus on, among other things, the overall annual percentage rate of interest to maturity or early redemption as compared to other equivalent investment alternatives.

- **Credit risk of HSBC USA Inc.** The notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the notes depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

- **Your interest rate for each interest payment date during the floating rate payment period is limited by the interest cap rate.** During the floating rate payment period, the interest rate will be capped at the interest cap rate of 10.00% per annum. As a result, you will not participate in any gain in the reference rate or the additional payment rate if the reference rate or the additional payment rate times 4.6 is greater than 10.00%. Your interest rate will not be greater than the interest cap rate, and, therefore, the maximum quarterly interest payment will be $25.00 for each $1,000 stated principal amount of the notes.

- **The estimated initial value of the notes is less than the price to public and may differ from the market value of the notes in the secondary market, if any.** The estimated initial value of the notes was calculated by us on the pricing date and is less than the price to public. The estimated initial value reflects the implied borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the notes. The implied borrowing rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our implied borrowing rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you. We determined the value of the embedded derivatives in the notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time.

- **The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the price to public.** The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the notes and the costs associated with structuring and hedging our obligations under the notes. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the levels of the 30-Year Constant Maturity Swap Rate and the 5-Year Constant Maturity Swap Rate and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

- **If HSBC Securities (USA) Inc. were to repurchase your notes immediately after the original issue date, the price you receive may be higher than the estimated initial value of the notes.** Assuming that all relevant factors remain constant after the original issue date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the estimated initial value on the pricing date for a temporary period expected to be approximately six months after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the notes based on changes in market conditions and other factors that cannot be predicted.

- **The notes lack liquidity.** The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to readily trade or sell the notes. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price at which HSBC Securities (USA) Inc. is willing, if at all, to buy the notes.

- **The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the notes.** As calculation agent, HSBC or one of its affiliates will determine the 30-Year Constant Maturity Swap Rate, the 5-Year Constant Maturity Swap Rate, and the amount of interest, if any, that will be paid on each interest payment date. Determinations made by HSBC or one of its affiliates in its capacity as calculation agent may adversely affect the payments on the notes.

- **Potential conflicts.** HSBC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

■ **The notes are not insured by any governmental agency of the United States or any other jurisdiction.** The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the notes.

■ **The 30-Year Constant Maturity Swap Rate and the 5-Year Constant Maturity Swap Rate, and therefore the value of the notes, may be volatile and will be affected by a number of factors.** The 30-Year Constant Maturity Swap Rate and the 5-Year Constant Maturity Swap Rate, and therefore the value of the notes, are subject to volatility due to a variety of factors, including but not limited to:

- interest and yield rates in the market,
- changes in, or perceptions, about the future 30-Year Constant Maturity Swap Rate or the 5-Year Constant Maturity Swap Rate,
- general economic conditions,
- policies of the Federal Reserve Board regarding interest rates,
- sentiment regarding underlying strength in the U.S. and global economies,
- expectations regarding the level of price inflation,
- sentiment regarding credit quality in the U.S. and global credit markets,
- central bank policy regarding interest rates,
- inflation and expectations concerning inflation,
- performance of capital markets,
- geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect the 30-Year Constant Maturity Swap Rate or the 5-Year Constant Maturity Swap Rate,
- the time remaining to the maturity of the notes, and
- the creditworthiness of the Issuer.

Generally, the longer the time remaining to maturity, the more the market price of the notes will be affected by the other factors described above. Furthermore, the impact of any of the factors set forth above may enhance or offset some or any of the changes resulting from another factor or factors. Increases or decreases in the 30-Year Constant Maturity Swap Rate or the 5-Year Constant Maturity Swap Rate could result in the corresponding interest rate decreasing or an interest rate equal to the interest floor rate and thus in the reduction of the interest payable on the notes.

Additional Risk Factors for the USD SOFR Spread-Adjusted ICE Swap Rate

■ **The 30-year USD SOFR Spread-Adjusted ICE Swap Rate and the 5-year USD SOFR Spread-Adjusted ICE Swap Rate, and therefore the value of the notes, may be volatile and will be affected by a number of factors.** The 30-year USD SOFR Spread-Adjusted ICE Swap Rate and the 5-year USD SOFR Spread-Adjusted ICE Swap Rate, and therefore the value of the notes, are subject to volatility due to a variety of factors, including but not limited to:

- ·interest and yield rates in the market,
- ·changes in, or perceptions, about the future 30-year USD SOFR Spread-Adjusted ICE Swap Rate or the 5-year USD SOFR Spread-Adjusted ICE Swap Rate,
- ·general economic conditions,
- ·policies of the Federal Reserve Board regarding interest rates,
- ·sentiment regarding underlying strength in the U.S. and global economies,
- ·expectations regarding the level of price inflation,
- ·sentiment regarding credit quality in the U.S. and global credit markets,
- ·central bank policy regarding interest rates,
- ·inflation and expectations concerning inflation,
- ·performance of capital markets,
- ·geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect the 30-year USD SOFR Spread-Adjusted ICE Swap Rate or the 5-year USD SOFR Spread-Adjusted ICE Swap Rate,
- ·the time remaining to the maturity of the notes, and

- · the creditworthiness of the Issuer.

- **SOFR has a very limited history, and its historical performance is not indicative of its future performance.** The Federal Reserve Bank of New York (the "SOFR Administrator") began to publish the secured overnight financing rate ("SOFR") in April 2018. Although the SOFR Administrator has also begun publishing historical indicative SOFR going back to 2014, such historical indicative data inherently involves assumptions, estimates and approximations. Therefore, SOFR has limited performance history and no actual investment based on the performance of SOFR was possible before April 2018.

- **The level of SOFR over the term of the notes may bear little or no relation to the historical level of SOFR.** The future performance of SOFR is impossible to predict and therefore no future performance of SOFR or the notes may be inferred from any hypothetical or actual historical performance data. Hypothetical or actual historical performance data are not indicative of the future performance of SOFR or the notes. Changes in the levels of SOFR will affect the additional payment rate and, therefore, the return on the notes and the trading price of the notes, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that SOFR or the additional payment rate will be positive.

- **Any failure of SOFR to gain market acceptance could adversely affect the notes.** SOFR may fail to gain market acceptance. SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to U.S. dollar LIBOR in part because it is considered a good representation of general funding conditions in the overnight U.S. Treasury repurchase agreement (repo) market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable substitute or successor for all of the purposes for which LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the return on the notes and the price at which you can sell the notes.

- **SOFR may be modified or discontinued, and the SOFR rate notes may bear interest by reference to a rate other than the base rate, which could adversely affect the value of the notes.** The Administrator (as defined in "Additional Information About the Notes—Additional Payment") may make methodological or other changes that could change the value of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. In addition, the Administrator may alter, discontinue or suspend calculation or dissemination of SOFR (in which case a fallback method of determining the interest rate on the notes as further described under "Additional Information About the Notes—Additional Payment" will apply). The Administrator has no obligation to consider your interests in calculating, adjusting, converting, revising or discontinuing the use of SOFR.

  If the calculation agent determines that the USD SOFR ICE Swap Rate has been temporarily not published, or an Index Cessation Event or Administrator/Benchmark Event (each as defined in "Additional Information About the Notes—Additional Payment") have occurred in respect of the USD SOFR ICE Swap Rate, then the interest rate on the notes will no longer be determined by reference to the USD SOFR ICE Swap Rate, but instead will be determined by reference to a different rate, which will be a different benchmark than the USD SOFR ICE Swap Rate, as described in "Additional Information About the Notes—Additional Payment."

  Any determination, decision or election described above will be made in our, the calculation agent's or another Designee's sole discretion. If the calculation agent chooses an Alternative Post-Nominated Index (as defined in "Additional Information About the Notes—Additional Payment"), it may have a material adverse effect on the value of the notes. Moreover, certain determinations may require the exercise of discretion and the making of subjective judgments. These potentially subjective determinations may adversely affect the payout to you on the notes.

- **We or our affiliates may publish research that could affect the market value of the notes.** We or one or more of our affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally, SOFR or the USD SOFR ICE Swap Rate specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

Information About the Reference Rate and Additional Payment Rate

The following graph sets forth the historical performance of the reference rate based on the daily historical closing levels of the 30-Year Constant Maturity Swap Rate and the 5-Year Constant Maturity Swap Rate from June 30, 2013 through June 30, 2023. We derived the reference rate from the closing rates of the 30-Year Constant Maturity Swap Rate and the 5-Year Constant Maturity Swap Rate obtained from Bloomberg Professional® Service. We have made no independent inquiry as to the accuracy or completeness of the information obtained from Bloomberg Professional® Service. The reference rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the interest rate on the notes for any floating rate payment period.

The reference rate, as derived from data that appeared on Bloomberg Professional® Service on June 30, 2023 was -0.710%. The reference rate as derived from Bloomberg Professional® Service may not be indicative of the reference rate that will be derived from the applicable Reuters page.



The historical reference rates should not be taken as an indication of future performance, and no assurance can be given as to the reference rate relevant to any interest payment date during the floating rate payment period. We cannot give you assurance that the performance of the reference rate will result in any interest payments after the first year of the term of the notes, or that the notes will provide a satisfactory return on your investment.

Additional Payment Rate for Interest Payment Periods starting on September 4, 2023

The following graph sets forth the historical performance of the additional payment rate based on the daily historical closing levels of the 30-year USD SOFR Spread-Adjusted ICE Swap Rate and the 5-year USD SOFR Spread-Adjusted ICE Swap Rate from June 23, 2023 through September 26, 2023. We derived the additional payment rate from the closing rates of the 30-year USD SOFR Spread-Adjusted ICE Swap Rate and the 5-year USD SOFR Spread-Adjusted ICE Swap Rate obtained from Bloomberg. We have made no independent inquiry as to the accuracy or completeness of the information obtained from Bloomberg. The additional payment rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the interest rate on the notes for any floating rate payment period.

The additional payment rate, as derived from data that appeared on Bloomberg on September 26, 2023 was -0.413%. The additional payment rate as derived from Bloomberg may not be indicative of the additional payment rate that will be derived from the applicable Reuters page.



Historical Performance of the 30-year USD SOFR Spread-Adjusted ICE Swap Rate less the 5-year USD SOFR Spread-Adjusted ICE Swap Rate

Source: Bloomberg

The historical additional payment rates should not be taken as an indication of future performance, and no assurance can be given as to the additional payment rate relevant to any interest payment date during the floating rate payment periods commencing on September 4, 2023. We cannot give you assurance that the performance of the additional payment rate will result in any interest payments after the first year of the term of the notes, or that the notes will provide a satisfactory return on your investment.

Additional Information About the Notes

Please read this information in conjunction with the summary terms on the front cover of this document.

General information	
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	40432XNT4
ISIN:	US40432XNT45
Denominations:	$1,000 per note and integral multiples thereof
Minimum ticketing size:	$10,000 / 10 notes, and increments of $1,000 thereafter
Interest:	For the fixed rate payment period: 10.00% per annum.
	For the floating rate payment period: a rate per annum equal to the greater of (a) the interest floor rate and (b) the reference rate or additional payment rate multiplied by 4.6, subject to the interest cap rate. The interest rate with respect to each interest payment period during the floating rate payment period will be reset quarterly on the applicable interest determination date.
Events of default and acceleration:	If the notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the notes, you will be entitled to receive the principal amount of the notes together with any accrued but unpaid interest, calculated on the basis of 360 day year consisting of twelve thirty day months.
	If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.
Call feature:	The notes are redeemable at our option, in whole, but not in part, on the call dates, upon notice on or before the applicable call notice date, at an amount that will equal the principal amount of your notes plus accrued but unpaid interest up to, but excluding, the applicable call date. If the notes are called prior to the maturity date, you will be entitled to receive only the principal amount of the notes and any Interest payment in respect of interest payment dates ended on or before the applicable call date. In this case, you will lose the opportunity to continue to be paid interest in respect of interest payment dates ending after the applicable call date.
Payment when offices or settlement systems are closed:	If any payment is due on the notes on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.
Additional payment:	Commencing on the interest payment period starting on September 4, 2023, the Additional Payment will be equal to (a) the 30-year USD SOFR Spread-Adjusted ICE Swap Rate less the 5-year USD SOFR Spread-Adjusted ICE Swap Rate times (b) 4.6, subject to the internal cap rate and the interest floor rate. Commencing on the interest payment period starting on September 4, 2023 and solely with respect to the Additional Payment, the "Additional Payment Rate" will equal the 30-year USD SOFR Spread-Adjusted ICE Swap Rate less the 5-year USD SOFR Spread-Adjusted ICE Swap Rate.
	On June 30, 2023, the Constant Maturity Swap Rate ceased publication. The Alternative Reference Rates Committee (the "ARRC"), which is a group of private market participants convened by the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York has recommended a fallback formula for the CMS Rate, known as Fallback USD LIBOR ISR. The formula below shows how Fallback USD LIBOR ISR is calculated:
	$$Fallback\ USD\ LIBOR\ ISR = \frac{365.25}{360} \times 2 \times \left[\left(\sqrt{1 + SOFR\ ISR} - 1 \right) + ISDA\ Spread(3mLibor) \times \frac{1}{2} \times \left(\sqrt{1 + SOFR\ ISR} + 1 \right) \right]$$
	Where
	- SOFR ISR is the USD SOFR ICE Swap Rate for the relevant tenors (10-year and 5-year)
	- ISDA Spread (3m LIBOR) is the ISDA fallback spread adjustment for 3m USD LIBOR (26.161bps)
	The USD-SOFR ICE Swap Rate for any U.S. Government Securities Business Day for the applicable tenor is the SOFR-linked interest rate swap, as published on the ICE Benchmark Administration Limited ("ICE") website opposite the heading for that tenor at approximately 11:00 a.m., New York City time, on the applicable Publication Calendar Day. The USD-SOFR ICE Swap Rate for that tenor measures the fixed rate of interest payable on a hypothetical fixed-for-floating SOFR interest rate swap transaction with a maturity matching the tenor. In such a hypothetical swap transaction, the fixed rate of interest, payable annually on the basis of the actual number of days in the relevant year over 360, is exchangeable for a floating payment stream of SOFR compounded in arrears for twelve months using standard market conventions.

ICE publishes the "USD SOFR Spread-Adjusted ICE Swap Rate," which is calculated as described above. Fallback USD LIBOR ISR will be determined by reference to the published USD SOFR Spread-Adjusted ICE Swap Rate appearing on Bloomberg page USIS0A30 for the 30 Year USD SOFR Spread-Adjusted ICE Swap Rate and Bloomberg Page USIS0A05 for the 5 Year USD SOFR Spread-Adjusted ICE Swap Rate. The fallback provisions below for the USD SOFR ICE Swap Rate will apply to the USD SOFR Spread-Adjusted ICE Swap Rate.

Temporary non-publication of USD SOFR ICE Swap Rate. Subject to the provisions below, if the USD SOFR ICE Swap Rate is not published by the later of (i) 11:00 a.m., New York City time, on the interest determination date and (ii) the related interest reset date, then the calculation agent shall determine a commercially reasonable alternative for the USD SOFR ICE Swap Rate, taking into account all available information that in good faith it considers relevant including a rate implemented by central counterparties and/or futures exchanges (if any), in each case with trading volumes in derivatives or futures referencing the USD-SOFR ICE Swap Rate that the calculation agent considers sufficient for that rate to be a representative alternative rate.

Index Cessation Event or Administrator/Benchmark Event. If an Index Cessation Event or an Administrator/Benchmark Event occurs with respect to USD SOFR ICE Swap Rate, then, from and including the Index Cessation Effective Date or the Administrator/Benchmark Event Date, as applicable, the Alternative Post-nominated Index will apply to the USD SOFR ICE Swap Rate notes. However, if by 5:00 p.m., New York City time, on the Cut-off Date, more than one Relevant Nominating Body formally designates, nominates or recommends an Alternative Post-nominated Index and those designations, nominations or recommendations are not the same, then the Calculation Agent Nominated Replacement Index will apply to the notes.

In the event of a replacement of USD SOFR ICE Swap Rate by either the Alternative Post-nominated Index rate or the Calculation Agent Nominated Replacement Index, the calculation agent shall (i) apply the Adjustment Spread (if applicable) to the Alternative Post-Nominated Index rate or the Calculation Agent Nominated Replacement Index, as applicable, and (ii) after taking into account such Adjustment Spread, make any other adjustments to the terms of the notes that are necessary to account for the effect on the notes of referencing the Alternative Post-Nominated Index rate or the Calculation Agent Nominated Replacement Index, as applicable.

Whenever the calculation agent is required to act, make a determination or exercise judgement pursuant to a replacement of USD SOFR ICE Swap Rate by either the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, it shall do so by reference to Relevant Market Data available at, or a reasonable period of time prior to, the time of notification. The calculation agent shall notify HSBC of any determination it makes pursuant to the replacement of USD SOFR ICE Swap Rate by either the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index as soon as reasonably practicable after either of these replacement rates first apply and, in any event, at least two Business Days before the Cut-off Date. However, any failure to provide such a notification shall not give rise to an Event of Default (as defined in the Senior Indenture).

"Adjustment Spread" means the adjustment, if any, determined by the calculation agent in its sole discretion, which is required in order to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from (i) us to the holders of the notes or (ii) the holders of the notes to HSBC, in each case, that would otherwise arise as a result of the replacement made pursuant to the application of the Calculation Agent nominated Replacement Index or the Alternative Post Nominated Index. Any such adjustment may take account of, without limitation, any anticipated transfer of economic value as a result of any difference in the term structure or tenor of the Calculation Agent Nominated Replacement Index or the Alternative Post Nominated Index by comparison to the Applicable Benchmark. The Adjustment Spread may be positive, negative or zero or determined pursuant to a formula or methodology.

"Administrator" means ICE for the USD SOFR ICE Swap Rate.

"Administrator/Benchmark Event" means the delivery of a notice by HSBC to the holders of the notes with a base rate that is an Applicable Benchmark (which can include posting of such notice through DTC) specifying, and citing Publicly Available Information that reasonably confirms, an event or circumstance which has the effect that HSBC or the calculation agent are not, or will not be, permitted under any applicable law or regulation to use the Applicable Benchmark to perform our or its respective obligations under the terms of such notes.

"Administrator/Benchmark Event Date" means, in respect of an Administrator/Benchmark Event, the date from which the Applicable Benchmark may no longer be used under any applicable law or regulation by HSBC or the calculation agent or, if that date occurs before the issue date, the issue date.

"Alternative Post-Nominated Index" means, in respect of an Applicable Benchmark, any index, benchmark or other price source which is formally designated, nominated or recommended by: (i) any Relevant Nominating Body; or (ii) the Administrator or sponsor of the Applicable Benchmark, provided that such index, benchmark or other price source is substantially the same as the Applicable Benchmark, in each case, to replace the Applicable Benchmark. If a replacement is designated, nominated or recommended under both clauses (i) and (ii) above, then the replacement under clause (i) above shall be the "Alternative Post-nominated Index."

"Applicable Benchmark" means the USD SOFR ICE Swap Rate.

"Calculation Agent Nominated Replacement Index" means, in respect of an Applicable Benchmark, the index, benchmark or other price source that the calculation agent determines to be a commercially reasonable alternative for the Applicable Benchmark.

"Cut-off Date" means fifteen Business Days following the Administrator/Benchmark Event Date. However, if more than one Relevant Nominating Body formally designates, nominates or recommends an Alternative Post-nominated Index or a spread or methodology for calculating a spread and one or more of those Relevant Nominating Bodies does so on or after the day that is three Business Days before that date, then the Cut-off Date will instead be the second Business Day following the date that, but for this sentence, would have been the Cut-off Date.

"Index Cessation Effective Date" means, with respect to one or more Index Cessation Events, the first date on which the Applicable Benchmark would ordinarily have been published or provided and is no longer published or provided.

"Index Cessation Event" means, with respect to an Applicable Benchmark, (a) a public statement or publication of information by or on behalf of the Administrator of the Applicable Benchmark announcing that it has ceased or will cease to provide the Applicable Benchmark permanently or indefinitely, provided that, at the time of the statement or publication, there is no successor administrator or provider, as applicable, that will continue to provide the Applicable Benchmark; or (b) a public statement or publication of information by the regulatory supervisor for the Administrator of the Applicable Benchmark, the central bank for the currency of the Applicable Benchmark, an insolvency official with jurisdiction over the Administrator for the Applicable Benchmark, a resolution authority with jurisdiction over the Administrator for the Applicable Benchmark or a court or an entity with similar insolvency or resolution authority over the Administrator for the Applicable Benchmark, which states that the Administrator of the Applicable Benchmark has ceased or will cease to provide the Applicable Benchmark permanently or indefinitely, provided that, at the time of the statement or publication, there is no successor administrator or provider that will continue to provide the Applicable Benchmark.

A "Publication Calendar Day" is any day on which the Administrator is due to publish the rate for the Applicable Benchmark pursuant to its publication calendar, as updated from time to time.

"Publicly Available Information" means, in respect of an Administrator/Benchmark Event, one or both of the following: (a) information received from or published by (i) the Administrator or sponsor of the Applicable Benchmark or (ii) any national, regional or other supervisory or regulatory authority which is responsible for supervising the Administrator or sponsor of the Applicable Benchmark or regulating the Applicable Benchmark. However, where any information of the type described in (i) or (ii) is not publicly available, it shall only constitute Publicly Available Information if it can be made public without violating any law, regulation, agreement, understanding or other restriction regarding the confidentiality of that information; or (b) information published in a Specified Public Source (regardless of whether the reader or user thereof pays a fee to obtain that information).

"Relevant Market Data" means, in relation to a determination, any relevant information that: (i) has been supplied by one or more third parties (which may include central counterparties, exchanges, dealers in the relevant market, information vendors, brokers or other recognized sources of market information) but not any third party that is an affiliate of the calculation agent or (ii) to the extent that the information is not readily available from such third parties or would not produce a commercially reasonable result, has been obtained from internal sources (which may include an affiliate of the calculation agent, provided that the information is of the same type as that used by the calculation agent in a comparable manner in the ordinary course of its business).

"Relevant Nominating Body" means (i) the Board of Governors of the Federal Reserve System or any central bank or other supervisor which is responsible for supervising either the Applicable Benchmark or the Administrator; or (ii) any working group or committee officially endorsed or convened by: (a) the Board of Governors of the Federal Reserve System; (b) any central bank or other supervisor which is responsible for supervising either the Applicable Benchmark or the Administrator; (c) a group of those central banks or other supervisors; or (d) the Financial Stability Board or any part thereof.

"Specified Public Source" means each of Bloomberg, Refinitiv, Dow Jones Newswires, The Wall Street Journal, The New York Times, the Financial Times and, in each case, any successor publications, the main source(s) of business news in the country in which the Administrator or the sponsor of the Applicable Benchmark is incorporated or organized and any other internationally recognized published or electronically displayed news sources.

Tax considerations:	For a summary of the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes, holders should consider the matters set forth in "Additional Information About the Notes – Tax Considerations" in the original Pricing Supplement dated November 27, 2013. HSBC intends to take the position that the addition of the Additional Payment pursuant to the filing of this Amendment No. 1 dated September 29, 2023 should not be treated as a taxable exchange for U.S. federal income tax purposes. The Internal Revenue Service or a court could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence. Holders of notes should consult their tax advisors as to the federal, state, local, and other tax consequences to them of the ownership and disposition of notes.
Calculation agent:	HSBC USA Inc., or one of its affiliates.

Callable Leveraged Steepener Notes due December 4, 2028

Supplemental plan of distribution (conflicts of interest):	Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the notes from HSBC for distribution to Morgan Stanley Smith Barney LLC ("Morgan Stanley Wealth Management"). HSBC Securities (USA) Inc. will act as agent for the notes and will receive a fee of $35 per $1,000 stated principal amount and will pay the entire fee to Morgan Stanley Wealth Management as a fixed sales commission of $35 for each notes they sell.
	In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.
	See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-83 in the prospectus supplement.
Where You Can Find More Information:	This pricing supplement relates to an offering of securities linked to the Constant Maturity Swap Rates identified on the cover page. The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of the notes relates to the Constant Maturity Swap Rates identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Constant Maturity Swap Rates or as to the suitability of an investment in the notes.
	HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling toll-free 1-866-811-8049.
	You should read this document together with the prospectus dated February 23, 2021 and the prospectus supplement dated February 23, 2021. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or the prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" herein and on page S-3 of the accompanying prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.
	You may access these documents on the SEC web site at www.sec.gov as follows:
	The prospectus supplement at:
	https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm
	The prospectus at:
	https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm

This document provides a summary of the terms and conditions of the notes. We encourage you to read the accompanying prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.